10th May, 2004

The New York Stock Exchange,
New York,
U. S. A.

Dear Sir,

Sub.: Change in the Bank’s Directorate

We wish to inform that Dr. (Mrs.) Amla Samanta has ceased to be a Director of the Bank with effect from 25th April, 2004.

As per the provisions of the Indian Banking Regulation Act, 1949, no director of a banking company other than the Chairman and the Managing Director can hold office for a continuous period exceeding 8 years. Dr. (Mrs.) Amla Samanta has completed 8 year term on 25th April, 2004 and has accordingly relinquished her directorship.

This is for your information and records.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary